NORD/LB

Norddeutsche Landesbank Girozentrale

Hannover, Bundesrepublik Deutschland
Hannover, Federal Republic of Germany

€ 10,000,000,000
Commercial Paper Programme

(das „Programm")
(the "Programme")

Arranger

NORDDEUTSCHE LANDESBANK GIROZENTRALE

Dealers

ABN AMRO

BARCLAYS CAPITAL

CDC IXIS CAPITAL MARKETS

CITIBANK INTERNATIONAL PLC

CREDIT SUISSE FIRST BOSTON

DEUTSCHE BANK

Issue and Paying Agents

DEUTSCHE BANK

NORDDEUTSCHE LANDESBANK GIROZENTRALE

INFORMATION MEMORANDUM

NORD/LB

Norddeutsche Landesbank Girozentrale

Hannover, Bundesrepublik Deutschland
Hannover, Federal Republic of Germany

€ 10,000,000,000
Commercial Paper Programme

(das „Programm")
(the "Programme")

Die Schuldverschreibungen, die im Rahmen dieses Programms begeben werden, sind zum Handel im amtlichen Markt an der Niedersächsische Börse zu Hannover zugelassen.

Notes issued under this Programme are admitted for official quotation on the Hannover Stock Exchange.

Das Programm ist von Moody's Investors Service Limited mit einem Rating von Prime-1 und von Fitch Ratings Limited mit einem Rating von F1+ beurteilt worden. Schuldverschreibungen im Rahmen dieses Programms können ein Rating haben oder nicht. Das Rating begebener Schuldverschreibungen muss nicht notwendigerweise dem Rating des Programms entsprechen. Ein Rating stellt keine Empfehlung dar, Wertpapiere zu kaufen, zu verkaufen oder zu halten, und das Rating kann jederzeit von der betreffenden Ratingagentur ausgesetzt, herabgesetzt oder zurückgezogen werden.

The Programme has been rated Prime-1 by Moody's Investors Service Limited and F1+ by Fitch Ratings Limited. Notes issued pursuant to the Programme may be rated or unrated. Where an issue of Notes is rated, its rating will not necessarily be the same as the rating applicable to the Programme. A security rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.

Das Ausgabedatum dieses Information Memorandum ist der 12. September 2002. Das Information Memorandum ist für ein Jahr ab diesem Datum gültig.

The date of this Information Memorandum is September 12, 2002. The Information Memorandum is valid for one year from such date.

Arranger

NORDDEUTSCHE LANDESBANK GIROZENTRALE

Dealers

ABN AMRO

BARCLAYS CAPITAL

CDC IXIS CAPITAL MARKETS

CITIBANK INTERNATIONAL PLC

CREDIT SUISSE FIRST BOSTON

DEUTSCHE BANK

Issue and Paying Agents

DEUTSCHE BANK

NORDDEUTSCHE LANDESBANK GIROZENTRALE

INHALTSVERZEICHNIS

	Seite
Wichtige Hinweise	6
Zusammenfassung des Programms	8
Emissionsbedingungen	14
Zusatzbedingungen	16
Norddeutsche Landesbank Girozentrale	18
Besteuerung in der Bundesrepublik Deutschland	30
Verkaufsbeschränkungen	34

TABLE OF CONTENTS

page

WICHTIGE HINWEISE

Die Norddeutsche Landesbank Girozentrale („**NORD/LB**" oder die „**Emittentin**") übernimmt die Verantwortung für den Inhalt dieses Information Memorandum und erklärt, dass ihres Wissens die Angaben richtig und keine wesentlichen Umstände ausgelassen sind.

Die Plazeure haben die hierin enthaltenen Informationen nicht überprüft. Folglich erklären die Plazeure, dass sie in Hinsicht auf die Richtigkeit und Vollständigkeit der hierin enthaltenen Informationen weder ausdrücklich noch stillschweigend irgendwelche Erklärungen oder Zusicherungen abgeben oder irgendwelche Verpflichtungen eingehen und dass sie in dieser Hinsicht auch keine Verantwortung übernehmen.

Die Emittentin hat sich gegenüber den Plazeuren verpflichtet, dass sie dieses Information Memorandum spätestens an jedem Jahrestag seines Ausgabedatums durch Veröffentlichung eines Nachtrags oder eines neuen Information Memorandum aktualisieren wird.

Die Emittentin hat sich gegenüber den Plazeuren ferner verpflichtet, im Falle einer wesentlichen nachteiligen Veränderung ihrer wirtschaftlichen Verhältnisse einen Nachtrag zu diesem Information Memorandum oder ein neues Information Memorandum zur Verwendung bei nachfolgenden Begebungen von Schuldverschreibungen zu veröffentlichen. Sollten die Bedingungen des Programms in einer Weise geändert oder ergänzt werden, dass das Information Memorandum unrichtig oder irreführend werden würde, so wird ein neues Information Memorandum veröffentlicht.

Die Plazeure weisen ausdrücklich darauf hin, dass sie die wirtschaftlichen Verhältnisse und Geschäftsangelegenheiten der Emittentin während der Laufzeit des Programms weder überwachen, noch einen Anleger in Schuldverschreibungen über Informationen, die sie erhalten, unterrichten werden.

Es ist niemandem gestattet, im Zusammenhang mit der Begebung und dem Verkauf der Schuldverschreibungen Auskünfte zu erteilen oder Zusicherungen zu machen, die nicht in diesem Information Memorandum enthalten sind. Sofern solche Auskünfte erteilt oder solche Zusicherungen gemacht werden, sind sie nicht als von der Emittentin, dem Arrangeur oder den Plazeuren autorisiert anzusehen. Weder die Auslieferung dieses Information Memorandum noch ein auf diesem Information Memorandum beruhender Verkauf lassen den Schluss zu, dass die in diesem Information Memorandum enthaltenen Informationen auch nach seinem Ausgabedatum noch zutreffend sind.

Der Vertrieb dieses Information Memorandum, auch einzelner Teile davon, und von Nachträgen, sowie das Angebot, der Verkauf oder die Lieferung von Schuldverschreibungen können in bestimmten Staaten gesetzlich beschränkt sein. Personen, die in den Besitz dieses Information Memorandum oder Nachträgen gelangen, sind gehalten, sich selbst über solche Beschränkungen zu informieren und sie zu beachten. Siehe „Verkaufsbeschränkungen".

Dieses Information Memorandum ist weder ein Angebot noch eine Aufforderung durch oder namens der Emittentin oder der Plazeure, Schuldverschreibungen zu erwerben.

Jeder Anleger, der beabsichtigt, Schuldverschreibungen aus dem Programm zu erwerben, sollte eine eigene unabhängige Beurteilung der wirtschaftlichen Verhältnissse und Geschäftsangelegenheiten und eine eigene Einschätzung der Kreditwürdigkeit der Emittentin vornehmen, was bei jedem Anleger unterstellt wird.

Die in diesem Information Memorandum genannten Unterlagen sind in den Geschäftsräumen der Emittentin, Friedrichswall 10, 30159 Hannover, Deutschland, und bei der Deutsche Bank AG, Frankfurt am Main, während der üblichen Geschäftsstunden einsehbar.

Die nach Gesetz und Satzung der NORD/LB zuständigen Organe haben die Auflegung des Programms und die Begebung von Schuldverschreibungen im Rahmen dieses Programms genehmigt.

IMPORTANT NOTICE

Norddeutsche Landesbank Girozentrale ("**NORD/LB**" or the "**Issuer**") accepts responsibility for the contents of this Information Memorandum and has taken all reasonable care to ensure that the facts stated herein are true and accurate and that no material facts have been omitted.

The Dealers have not verified the information contained herein. Accordingly, no representation, warranty or undertaking expressed or implied is made, and no responsibility is accepted, by the Dealers as to the accuracy or completeness of this Information Memorandum.

The Issuer has covenanted to the Dealers that on or before each anniversary of the date of this Information Memorandum it will update or amend the Information Memorandum by the publication of a supplement thereto or a new Information Memorandum.

The Issuer has given an undertaking to the Dealers that in the event of any adverse change in the financial condition of the Issuer it will prepare a supplement to the Information Memorandum or publish a new Information Memorandum for use in connection with any subsequent issue of Notes. If the terms of the Programme are modified or amended in a manner which would make the Information Memorandum inaccurate or misleading, a new Information Memorandum will be published.

The Dealers expressly do not undertake to review the financial condition or affairs of the Issuer during the life of the Programme nor to advise any investor in the Notes of any information coming to the Dealers' attention.

No person has been authorised to give any information or to make any representations, other than those contained in this Information Memorandum, in connection with the issue and sale of the Notes and, if given or made, such information or representations must not be relied upon as having been authorised by the Issuer, the Arranger or any Dealer. Neither the delivery of this Information Memorandum nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof.

The distribution of this Information Memorandum or any part hereof and of any Supplement and the offer, sale and delivery of any of the Notes may be restricted by law in certain jurisdictions. Persons into whose possession this Information Memorandum or any Supplement comes are required to inform themselves about and to observe any such restrictions. See "Selling Restrictions".

This Information Memorandum does not constitute an offer or invitation by or on behalf of the Issuer or the Dealers to any person to purchase any of the Notes.

Each investor contemplating purchasing Notes under the Programme should make, and shall be deemed to have made, his own independent investigation of the financial condition and affairs, and his own appraisal of the credit-worthiness of the Issuer.

The documents mentioned in this Information Memorandum may be inspected during usual business hours at the offices of the Issuer at Friedrichswall 10, 30159 Hannover, Germany, and at the offices of Deutsche Bank AG, Frankfurt am Main.

NORD/LB's boards competent under applicable law and its By-Laws have authorised the arrangement of the Programme and the issuance of Notes thereunder.

ZUSAMMENFASSUNG DES PROGRAMMS

Die nachstehende Zusammenfassung ist keine vollständige Darstellung der für das Programm oder der für eine unter dem Programm begebene Emission geltenden Bedingungen. Sie ist im Zusammenhang mit diesem Information Memorandum sowie den für die jeweilige Serie von Schuldverschreibungen maßgeblichen Emissionsbedingungen zu lesen. Begriffe, die in den nachstehenden „Emissionsbedingungen" definiert sind, haben, sofern nichts anderes bestimmt ist, in dieser Zusammenfassung die gleiche Bedeutung.

Emittentin: Norddeutsche Landesbank Girozentrale

Arrangeur: Norddeutsche Landesbank Girozentrale

Plazeure: ABN AMRO Bank N.V.
Barclays Bank PLC
CDC IXIS Capital Markets
Citibank International plc
Credit Suisse First Boston
Deutsche Bank AG London

Programmvolumen: Bis zu Euro 10.000.000.000 (oder dem Gegenwert in anderen Währungen) jederzeit verfügbar.

Emissions- und Zahlstelle: NORD/LB für Schuldverschreibungen, die bei Clearstream Banking AG, Frankfurt am Main, („Clearstream Frankfurt") verwahrt werden; Deutsche Bank AG, Frankfurt am Main, für Schuldverschreibungen, die bei einer gemeinsamen Verwahrstelle von Clearstream Banking, société anonyme, Luxembourg, („Clearstream Luxembourg") und Euroclear Bank S.A./N.V. („Euroclear") verwahrt werden.

Währungen: Vorbehaltlich gesetzlicher oder aufsichtsrechtlicher Beschränkungen sowie Anforderungen von Zentralbanken können Schuldverschreibungen in Euro oder jeder sonst zwischen der Emittentin und dem jeweiligen Plazeur vereinbarten Währung begeben werden.

Dealer Agreement: Die Begebung der Schuldverschreibungen durch die Emittentin erfolgt jeweils an den betreffenden Plazeur oder, vorbehaltlich etwaiger gesetzlicher bzw. aufsichtsrechtlicher Beschränkungen, unmittelbar an die Anleger. Die Bestimmungen und Bedingungen, unter denen die Schuldverschreibungen von den Plazeuren übernommen werden können, sind in dem Dealer Agreement vom 12. September 2001, ergänzt durch einen Nachtrag vom 12. September 2002, in ihrer jeweils gültigen Fassung enthalten (das „Dealer Agreement"). Unmittelbar an Anleger begebene Schuldverschreibungen werden bei der Berechnung des Programmvolumens berücksichtigt.

Laufzeiten: Die Schuldverschreibungen haben Laufzeiten von mindestens sieben und höchstens 364 Tagen unter Einrechnung des Valutatages, jedoch unter Ausschluss des Fälligkeitstages, gemäß den bei der Emission der betreffenden Schuldverschreibungen festgelegten Bedingungen.

Emission/Serien von Schuldverschreibungen: Die Schuldverschreibungen werden mit einer Stückelung von mindestens Euro 100.000 je Schuldverschreibung bzw. mit einer anderen Mindeststückelung begeben, die für Commercial Paper in der jeweiligen Währung üblich und rechtlich anerkannt sind, sofern die Stückelung einen Mindestbetrag von Euro 50.000 bzw. den entsprechenden Gegenwert nicht unterschreitet. Die Schuldverschreibungen werden in Serien begeben, deren Gesamtnennbetrag sich jeweils auf mindestens Euro 2.500.000 bzw. den entsprechenden Gegenwert beläuft. Die Laufzeiten von Schuldverschreibungen aus einer Serie sind identisch.

SUMMARY OF THE PROGRAMME

The following summary does not purport to be complete. It is taken from and qualified in its entirety by the remainder of this Information Memorandum and, in relation to the terms and conditions of any particular Series of Notes, the applicable terms and conditions. Expressions defined in "Terms and Conditions of the Notes" below shall have the same meaning in this Summary unless specified otherwise.

Issuer:	Norddeutsche Landesbank Girozentrale
Arranger:	Norddeutsche Landesbank Girozentrale
Dealers:	ABN AMRO Bank N.V. Barclays Bank PLC CDC IXIS Capital Markets Citibank International plc Credit Suisse First Boston Deutsche Bank AG London
Programme Amount:	Up to Euro 10,000,000,000 (or its equivalent in other currencies) outstanding at any time.
Issue Agent and Paying Agent:	NORD/LB itself in relation to Notes that will be deposited with Clearstream Banking AG, Frankfurt am Main ("Clearstream Frankfurt"); Deutsche Bank AG, Frankfurt am Main, in relation to Notes that will be deposited with a common depositary of Clearstream Banking, société anonyme, Luxembourg, ("Clearstream Luxembourg") and Euroclear Bank S.A./N.V. ("Euroclear").
Currencies:	Subject to applicable law or regulatory restrictions and requirements of relevant central banks, Notes may be issued in Euro or any other currency as may be agreed by the Issuer and the relevant Dealer.
Dealer Agreement:	Notes will be issued from time to time by the Issuer to the relevant Dealer or, subject to any legal or regulatory restrictions, by the Issuer directly to investors. The terms and conditions under which the Notes may be subscribed by any Dealer are set out in the Dealer Agreement dated September 12, 2001, supplemented on September 12, 2002, as amended from time to time (the "Dealer Agreement"). Notes issued directly to investors are included in the calculation of the Programme Amount.
Term:	Notes may be issued with maturities of not less than seven and of not more than 364 days, including the value date but excluding the maturity date, according to the conditions fixed at issue of the respective Notes.
Issue/Series of Notes:	Notes will be issued with a minimum denomination of Euro 100,000 each or such other conventionally and legally accepted minimum denominations for commercial paper in the relevant currency, provided that the minimum denomination shall not be less than Euro 50,000 or the equivalent thereof. The Notes will be issued in Series, each in an aggregate principal amount of not less than Euro 2,500,000 or the equivalent thereof. Notes comprised in a Series have identical terms.

Beschreibung der Schuldverschreibungen: Die Schuldverschreibungen können auf einer abgezinsten, aufgezinsten oder einer indexierten Basis oder als Doppelwährungsschuldverschreibungen begeben werden.

Verbriefung der Schuldverschreibungen: Die Schuldverschreibungen einer Serie sind in einer Globalurkunde verbrieft (die „Globalurkunde"). Das Recht der Gläubiger, die Ausstellung und Übergabe von verbrieften Schuldverschreibungen zu verlangen, ist ausgeschlossen.

Clearing-Systeme: Die Globalurkunden werden bei Clearstream Frankfurt oder einer gemeinsamen Verwahrstelle für Clearstream Luxembourg und Euroclear verwahrt.

Status: Die Schuldverschreibungen begründen nicht besicherte und nicht nachrangige Verbindlichkeiten der Emittentin und sind sowohl untereinander als auch allen anderen nicht besicherten und nicht nachrangigen Verbindlichkeiten der Emittentin gleichgestellt.

Rückzahlung: Die Rückzahlung der Schuldverschreibungen erfolgt zu deren Rückzahlungsbetrag (der gegebenenfalls von der Berechnungsstelle ermittelt wird) und ausschließlich zu deren festgesetztem Endfälligkeitstermin bzw. vor dem festgesetzten Endfälligkeitstermin nach Wahl der Emittentin gemäß den Konditionen in der jeweiligen Globalurkunde.

„Berechnungsstelle" für indexierte und für Doppelwährungsschuldverschreibungen ist der Plazeur, der die jeweiligen Schuldverschreibungen gekauft hat, oder die Emittentin.

Eine vorzeitige Kündigungsmöglichkeit aus Steuergründen ist nicht vorgesehen.

Steuern: Sämtliche Zahlungen der Emittentin im Hinblick auf die Schuldverschreibungen erfolgen unter Abzug von Steuern bzw. sonstigen Abgaben, sofern der Abzug gesetzlich vorgeschrieben ist.

Außerordentliche Kündigungsgründe: Keine

Negativerklärung: Keine

Börsennotierung: Schuldverschreibungen, die mit einer Mindestlaufzeit von 30 Tagen ausgestattet und aufgrund ihrer Währung und sonstiger spezifischer Konditionen geeignet sind, können an der Niedersächsischen Börse zu Hannover amtlich notiert werden. Die Emittentin geht davon aus, dass ausschließlich auf Euro lautende Serien der Schuldverschreibungen an der vorgenannten Börse notiert werden. Ist die Notierung von Schuldverschreibungen einer Serie beabsichtigt, wird die Emittentin die amtliche Notierung dieser Schuldverschreibungen beantragen und die spezifischen Konditionen der Schuldverschreibungen in Form eines Nachtrags zu dem Unvollständigen Verkaufsprospekt gemäß § 6 der Emissionsbedingungen der Schuldverschreibungen bekanntmachen.

Mitteilungen: Soweit in den jeweiligen Zusatzbedingungen der Schuldverschreibungen nichts anderes bestimmt ist, erfolgen sämtliche Mitteilungen in Bezug auf die börsennotierten Schuldverschreibungen im Wege der Veröffentlichung in einer führenden überregionalen deutschen Tageszeitung, die von der Niedersächsischen Börse zu Hannover für Mitteilungszwecke vorgegeben wird (z.B. die Börsen-Zeitung). Sind der Emittentin die Namen und Adressen sämtlicher Gläubiger von Schuldverschreibungen bekannt, können diese Mitteilungen zusätzlich zu bzw. anstelle einer Veröffentlichung gemäß Satz 1 auch direkt an die Gläubiger der Schuldverschreibungen übermittelt werden. Sind der Emittentin die Namen und Adressen sämtlicher Gläubiger von Schuldverschreibungen nicht bekannt und sind die Schuldverschreibungen nicht börsennotiert, erfolgen die Mitteilungen an die Gläubiger der Schuldverschreibungen über den Sammelverwahrer.

Description of Notes: Notes may be issued on a discounted, accumulated or an indexed basis, or as dual-currency Notes.

Form of Notes: Notes comprised in a Series are represented by a global note (the "Global Note"). The right of holders to require printing and delivery of definitive Notes is excluded.

Clearing Systems: The Global Notes will be deposited with Clearstream Frankfurt or a common depositary for Clearstream Luxembourg and Euroclear.

Status of Notes: Notes will constitute unsecured and unsubordinated obligations of the Issuer and will rank *pari passu* among themselves and *pari passu* with all other unsecured and unsubordinated obligations of the Issuer.

Redemption: The Notes will be redeemed at their redemption amount (determined by the Calculation Agent, if necessary) only at their stated maturity or before their stated maturity at the option of the Issuer, all as specified in the relevant Global Note.

"Calculation Agent" with respect to indexed or dual-currency Notes shall be the Dealer who purchased the relevant Notes or the Issuer itself.

There will be no call option for tax reasons.

Taxation: All payments by the Issuer in respect of the Notes will be made with deduction of taxes or other duties, if such deduction is required by law.

Events of Default: None

Negative Pledge: None

Listing: Notes which have a minimum maturity of 30 days and are suitable with regard to currency and other specific conditions may be officially quoted on the Hannover Stock Exchange (Niedersächsische Börse zu Hannover). The Issuer anticipates that only Series of Notes which are denominated in Euro will be so quoted on said Stock Exchange. If Notes of a Series are to be so quoted, the Issuer will apply for official quotation of such Notes and publish the specific conditions of the Notes as a supplement (*Nachtrag*) to the "*Unvollständiger Verkaufsprospekt*" in accordance with § 6 of the Terms and Conditions of the Notes.

Notices: Unless otherwise specified in applicable Supplementary Conditions of the Notes, all notices relating to listed Notes will be made by way of publication in a leading daily newspaper designated by the Niedersächsische Börse zu Hannover for notices and distributed nationally within Germany (such as the *Börsen-Zeitung*). If all holders of Notes are known to the Issuer by name and address, such notices may, additionally or in lieu of the publication pursuant to sentence 1, also be given directly to the holders of the Notes. If all holders of Notes are not known to the Issuer by name and address and if the Notes are unlisted, notices to the holders of the Notes will be given through the Clearing System.

Anwendbares Recht: Deutsches Recht

Gerichtsstand: Nicht ausschließlicher Gerichtsstand für sämtliche Rechtsstreitigkeiten aus oder im Zusammenhang mit den Schuldverschreibungen ist das Landgericht Hannover.

Verkaufsbeschränkungen: Einige der Beschränkungen im Hinblick auf das Angebot, den Verkauf und die Lieferung von Schuldverschreibungen sowie die Verteilung von Angebotsunterlagen in der Bundesrepublik Deutschland, den Vereinigten Staaten von Amerika, dem Vereinigten Königreich und in Japan sind im Kapitel „Verkaufsbeschränkungen" beschrieben. Für bestimmte Serien der Schuldverschreibungen gelten unter Umständen zusätzliche Beschränkungen, die in den Unterlagen zu den jeweiligen Serien im einzelnen erläutert werden.

Governing Law:	German law
Jurisdiction:	Non-exclusive place of jurisdiction for any legal proceedings arising under the Notes is the District Court (*Landgericht*) in Hannover.
Selling Restrictions:	For a description of certain restrictions on offers, sales and deliveries of Notes and on the distribution of offering material in Germany, the United States of America, the United Kingdom and Japan, see under "Selling Restrictions". Further restrictions may be required in connection with any particular Series of Notes and will be specified in the documentation relating to each Series.

The German Text of the Conditions of Issue is the legally binding one. The English translation is for convenience only.

EMISSIONSBEDINGUNGEN

§ 1 Allgemeine Bestimmungen

(1) *Währung, Nennbetrag, Anzahl, Stückelung.*

Währung, Gesamtnennbetrag und Anzahl der Schuldverschreibungen sowie der Nennbetrag jeder einzelnen Schuldverschreibung bestimmen sich nach den Angaben auf der Globalurkunde (die „**Globalurkunde**").

(2) *Emissionsbedingungen und Zusatzbedingungen.*

Das durch die Schuldverschreibungen begründete Rechtsverhältnis bestimmt sich nach diesen Emissionsbedingungen. Sind die Schuldverschreibungen indexierte Schuldverschreibungen, Doppelwährungsschuldverschreibungen oder Schuldverschreibungen mit vorzeitigem Kündigungsrecht der Emittentin, so gelten ergänzend die der Globalurkunde angehefteten Zusatzbedingungen (die „**Zusatzbedingungen**").

(3) *Inhaberschuldverschreibungen.*

Die Schuldverschreibungen lauten auf den Inhaber.

(4) *Globalurkunde.*

Die Schuldverschreibungen sind für ihre gesamte Laufzeit in einer Globalurkunde verbrieft. Einzelurkunden und Zinsscheine werden nicht ausgegeben.

(5) *Form.*

Die Globalurkunde und etwaige Zusatzbedingungen tragen die eigenhändigen oder faksimilierten Unterschriften von zwei vertretungsberechtigten Personen der Emittentin und eine eigenhändige Kontrollunterschrift.

§ 2 Status

Die Schuldverschreibungen begründen nicht besicherte und nicht nachrangige Verbindlichkeiten der Emittentin, die untereinander und mit allen anderen nicht besicherten und nicht nachrangigen Verbindlichkeiten der Emittentin im gleichen Rang stehen.

§ 3 Rückzahlung, Vorzeitige Rückzahlung

(1) *Rückzahlung.*

Die Schuldverschreibungen werden an dem auf der Globalurkunde bestimmten Fälligkeitstag zum dortgenannten Rückzahlungsbetrag zurückgezahlt.

(2) *Indexierte Schuldverschreibungen und Doppelwährungsschuldverschreibungen.*

Bei indexierten Schuldverschreibungen oder Doppelwährungsschuldverschreibungen wird der Rückzahlungsbetrag von der Berechnungsstelle gemäß den Zusatzbedingungen ermittelt.

(3) *Vorzeitige Rückzahlung.*

Bei Schuldverschreibungen mit vorzeitigem Kündigungsrecht der Emittentin wird die Emittentin die Ausübung des Kündigungsrechts spätestens drei Bankarbeitstage (§ 4 (6)) vor dem in den Zusatzbedingungen bestimmten Rückzahlungstag gemäß § 6 bekanntmachen und die Schuldverschreibungen insgesamt am Rückzahlungstag zu dem in den Zusatzbedingungen bestimmten Rückzahlungsbetrag zurückzahlen.

§ 4 Zahlungen

(1) *Grundsatz.*

Zahlungen auf die Schuldverschreibungen werden über die auf der Globalurkunde benannte Zahlstelle an den Inhaber der Globalurkunde oder gemäß dessen Weisung zur Gutschrift auf den Konten der jeweiligen Kontoinhaber des Sammelverwahrers geleistet.

(2) *Währung.*

Zahlungen auf die Schuldverschreibungen erfolgen in der Währung, auf die die Schuldverschreibungen lauten. Bei Doppelwährungsschuldverschreibungen, die vorsehen, dass die Emittentin ein Wahlrecht hat, die Zahlungswährung zu bestimmen, wird die Emittentin spätestens drei Bankarbeitstage (Abs. (6)) vor dem Fälligkeitstag gemäß § 6 bekanntmachen, in welcher Währung die Zahlung vorgenommen wird.

TERMS AND CONDITIONS OF THE NOTES

§ 1 General Provisions

(1) *Currency, Nominal Amount, Number and Denomination.*

The currency, aggregate nominal amount and number of Notes as well as the nominal amount of each Note shall be as set forth on the Global Note (the "**Global Note**").

(2) *Terms and Conditions, Supplementary Conditions.*

The legal relations created by the Notes are governed by these Terms and Conditions. If the Notes constitute index linked Notes, dual currency Notes or Notes subject to early redemption at the option of the Issuer, these Terms and Conditions will be supplemented by the Supplementary Conditions appended to the Global Note (the "**Supplementary Conditions**").

(3) *Bearer Notes.*

The Notes are issued to bearer.

(4) *Global Note.*

The Notes are represented for their entire life by a global note. Definitive Notes and definitive interest coupons will not be issued.

(5) *Form.*

The Global Note bears the manual or facsimile signatures of two authorised representatives of the Issuer and a manual authentication signature.

§ 2 Status

The obligations under the Notes constitute unsecured and unsubordinated obligations of the Issuer ranking *pari passu* among themselves and *pari passu* with all other unsecured and unsubordinated obligations of the Issuer.

§ 3 Redemption, Early Redemption

(1) *Redemption.*

The Notes will be redeemed on the maturity date at their redemption amount as specified on the Global Note.

(2) *Index Linked Notes or Dual Currency Notes.*

In the case of index linked Notes or dual currency Notes, the calculation of the redemption amount will be made by the Calculation Agent in accordance with the Supplementary Conditions.

(3) *Early Redemption.*

In the case of Notes which are subject to early redemption at the option of the Issuer, the Issuer shall give notice of the redemption not less than three Banking Days (§ 4 (6)) before the redemption date specified in the Supplementary Conditions, such notice to be given in accordance with § 6, and shall redeem all, but not some only, of the Notes on the redemption date and at the redemption amount as set forth in the Supplementary Conditions.

§ 4 Payments

(1) *General.*

Payments in respect of the Notes shall be made through the Paying Agent specified on the Global Note to, or to the order of, the bearer of the Global Note for credit to the accounts of the relevant accountholders of the Clearing System.

(2) *Currency.*

Payments in respect of the Notes shall be made in the currency in which the Notes are denominated. In the case of dual currency Notes, which provide for an option of the Issuer to determine the payment currency, the Issuer shall not less than three Banking Days (subsection (6)) before the maturity date give notice in accordance with § 6 specifying the currency in which the payment will be made.

(3) *Keine periodischen Zinszahlungen.*

Auf die Schuldverschreibungen werden keine periodischen Zinszahlungen geleistet.

(4) *Erfüllung.*

Zahlungen auf die Schuldverschreibungen an den Inhaber der Globalurkunde oder gemäß dessen Weisung befreien die Emittentin in Höhe der geleisteten Zahlungen von ihren Verbindlichkeiten aus den Schuldverschreibungen.

(5) *Verzug.*

Sofern die Emittentin die Tilgung der Schuldverschreibungen bei Fälligkeit oder, wenn der Fälligkeitstag kein Bankarbeitstag ist, am darauffolgenden Bankarbeitstag unterlässt, und nur in diesem Fall, fallen vom Fälligkeitstag an (einschließlich) bis zum Tage der Einlösung der Schuldverschreibungen (ausschließlich) Zinsen in Höhe des für die Schuldverschreibungen geltenden Verzinsungssatzes (Abs. (6)) bezogen auf den Rückzahlungsbetrag an.

(6) *Bankarbeitstag und Verzinsungssatz.*

„**Bankarbeitstag**" ist bei Schuldverschreibungen, die nicht auf Euro lauten, ein Tag, der ein Tag (außer einem Samstag oder Sonntag) ist, an dem sowohl der Sammelverwahrer als auch Geschäftsbanken und Devisenmärkte am Hauptfinanzplatz des Landes der Währung, auf die die Schuldverschreibungen lauten, Zahlungen abwickeln. Bei Schuldverschreibungen, die auf Euro lauten, bedeutet „*Bankarbeitstag*" einen Tag (außer einem Samstag oder Sonntag), an dem sowohl der Sammelverwahrer als auch alle betroffenen Bereiche von TARGET („Trans-European automated real-time gross settlement transfer-system") betriebsbereit sind, um die betreffende Zahlung weiterzuleiten. „**Verzinsungssatz**" ist der auf der Globalurkunde genannte Abzinsungssatz oder Aufzinsungssatz oder der von der Berechnungsstelle gemäß den Zusatzbedingungen ermittelte indexierte Aufzinsungssatz.

(7) *Zahlstelle.*

Die Zahlstelle handelt in ihrer Eigenschaft als solche ausschließlich als Beauftragte der Emittentin und steht nicht in einem Auftrags- oder Treuhandverhältnis zu den Gläubigern der Schuldverschreibungen. Die Emittentin kann durch Bekanntmachung gemäß § 6 die Zahlstelle durch eine andere Zahlstelle ersetzen.

§ 5 Steuern

Sämtliche auf die Schuldverschreibungen zahlbaren Beträge werden von der Emittentin an den Inhaber der Globalurkunde oder gemäß dessen Weisung unter Abzug von Steuern oder sonstigen Abgaben gezahlt, sofern ein solcher Abzug gesetzlich vorgeschrieben ist.

§ 6 Bekanntmachungen

(1) Alle börsennotierte Schuldverschreibungen betreffenden Mitteilungen erfolgen mittels Veröffentlichung in einer von der Niedersächsischen Börse zu Hannover für die Veröffentlichung derartiger Mitteilungen bestimmten deutschen Tageszeitung mit überregionaler Verbreitung (voraussichtlich die Börsen-Zeitung). Sofern sämtliche Gläubiger der Schuldverschreibungen der Emittentin nach Namen und Anschrift bekannt sind, können derartige Mitteilungen zusätzlich oder anstelle der Veröffentlichung gemäß Satz 1 auch unmittelbar gegenüber den Gläubigern vorgenommen werden. Sind der Emittentin die Namen und Adressen sämtlicher Gläubiger von Schuldverschreibungen nicht bekannt und sind die Schuldverschreibungen nicht börsennotiert, erfolgen die Mitteilungen an die Gläubiger der Schuldverschreibungen über den Sammelverwahrer.

(2) Absatz (1) gilt nur insoweit, als etwaige Zusatzbedingungen nichts Abweichendes bestimmen.

§ 7 Vorlegungsfrist

Die in § 801 Absatz 1 Satz 1 BGB bestimmte Vorlegungsfrist wird für die Schuldverschreibungen auf zehn Jahre abgekürzt.

§ 8 Anwendbares Recht und Gerichtsstand

(1) *Anwendbares Recht.*

Die Schuldverschreibungen unterliegen deutschem Recht.

(2) *Gerichtsstand.*

Gerichtsstand für alle Rechtsstreitigkeiten aus oder im Zusammenhang mit den Schuldverschreibungen ist Hannover.

(3) *No Periodic Payments of Interest.*

There will be no periodic payments of interest on the Notes.

(4) *Discharge.*

All payments made by the Issuer to, or to the order of, the bearer of the Global Note shall discharge the liability of the Issuer under the Notes to the extent of the sums so paid.

(5) *Default.*

Should the Issuer fail to redeem the Notes when due (or, where due date is not a Banking Day, on the next succeeding Banking Day), and only in this event, interest at the Rate of Interest (subsection (6)) shall continue to accrue on the redemption amount from the due date (inclusive) until the date of redemption of the Notes (exclusive).

(6) *Banking Day and Rate of Interest.*

"**Banking Day**" shall, in relation to Notes not denominated in Euro, mean a day which is a day (other than a Saturday or Sunday) on which the Clearing System as well as commercial banks and foreign exchange markets in the principal financial centre of the currency in which the Notes are denominated settle payments. In relation to Notes denominated in Euro, "*Banking Day*" means a day (other than a Saturday or Sunday) on which the Clearing System as well as all relevant parts of TARGET ("Trans-European automated real-time gross settlement transfer-system") are operational to effect the relevant payment. "**Rate of Interest**" shall mean the rate of discount or the rate of accumulation specified on the Global Note or the indexed rate of accumulation determined by the Calculation Agent in accordance with the Supplementary Conditions, as the case may be.

(7) *Paying Agent.*

The Paying Agent in such capacity is acting solely as agent of the Issuer and no relationship of agency or trust exists between the Issuer and the holders of the Notes. The Issuer may replace the Paying Agent by another paying agent by giving notice in accordance with § 6 hereof.

§ 5 Taxation

All payments in respect of the Notes by the Issuer to the bearer of the Global Note or to its order will be made subject to deduction of taxes or other duties, if such deduction is required by law.

§ 6 Notices

(1) All notices relating to listed Notes shall be made by way of publication in a leading daily newspaper designated by the Niedersächsische Börse zu Hannover for notices and distributed nationally within Germany (such as the *Börsen-Zeitung*). If all holders of Notes are known to the Issuer by name and address, such notices may, additionally or in lieu of the publication pursuant to sentence 1, also be given directly to the holders of the Notes. If all holders of Notes are not known to the Issuer by name and address and if the Notes are unlisted, notices to the holders of the Notes will be given through the Clearing System.

(2) Subsection (1) shall apply only to the extent not otherwise provided in the Supplementary Conditions.

§ 7 Presentation Period

The presentation period provided in § 801 subparagraph 1, sentence 1 BGB (German Civil Code) shall be reduced to ten years for the Notes.

§ 8 Applicable Law, Place of Jurisdiction

(1) *Applicable Law.*

The Notes shall be governed by, and construed in accordance with, German law.

(2) *Place of Jurisdiction.*

Non-exclusive place of jurisdiction for all legal disputes arising out of or in connection with these Notes shall be Hannover.

ZUSATZBEDINGUNGEN

[Sind die Schuldverschreibungen indexierte Schuldverschreibungen, Doppelwährungsschuldverschreibungen oder Schuldverschreibungen mit vorzeitigem Rückzahlungsrecht der Emittentin, so sind außer den Emissionsbedingungen die Zusatzbedingungen der Globalurkunde beizuheften.]

NORDDEUTSCHE LANDESBANK GIROZENTRALE

ZUSATZBEDINGUNGEN

zur Sammelurkunde Nr. ●/Serie Nr. ●

WKN ● **ISIN ●** **Common Code ●**

☐ **Indexierte Schuldverschreibungen**
(Einzelheiten einfügen (einschließlich anzuwendender Vorschriften zur Ermittlung des Rückzahlungsbetrages und des Aufzinsungssatzes/Ausweichbestimmungen))

☐ **Doppelwährungsschuldverschreibungen**
(Einzelheiten (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung des Rückzahlungsbetrages/Ausweichbestimmungen) einfügen)

☐ **Vorzeitige Rückzahlung nach Wahl der Emittentin**
Rückzahlungstag(e) Rückzahlungsbetrag/-beträge

☐ **Bekanntmachungen**
(Nur auszufüllen, wenn § 6 (1) der Emissionsbedingungen nicht anwendbar ist)

NORDDEUTSCHE LANDESBANK GIROZENTRALE

________________ ________________

SUPPLEMENTARY CONDITIONS

[To be appended to the Global Note in addition to the Terms and Conditions if Notes are index-linked Notes, dual currency Notes or Notes subject to early redemption at the option of the Issuer.]

NORDDEUTSCHE LANDESBANK GIROZENTRALE

SUPPLEMENTARY CONDITIONS

to Global Note No. ●/Series No. ●

WKN ● **ISIN ●** **Common Code ●**

☐ **Index-linked notes**
(Set forth details in full here (including provisions for calculating the Redemption Amount and the Rate of Accumulation/fall-back provisions))

☐ **Dual currency notes**
(Set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine Redemption Amount/fall-back provisions))

☐ **Early redemption at the option of the Issuer**
Redemption Date(s) Redemption Amount(s)

☐ **Notices**
(Complete only if § 6 (1) of the Terms and Conditions of the Notes is not applicable)

NORDDEUTSCHE LANDESBANK GIROZENTRALE

_____________________ _____________________

NORDDEUTSCHE LANDESBANK GIROZENTRALE

Name, Sitz, Aufgabe, Geschäftstätigkeit und Aufsicht

Die **Norddeutsche Landesbank Girozentrale** (nachstehend auch NORD/LB genannt) ist am 1. Juli 1970 gemäß §1 des Gesetzes über die Norddeutsche Landesbank Girozentrale vom 14. Mai 1970 (Niedersächsische GVBl. S. 186) aus dem Zusammenschluss

der Niedersächsische Landesbank Girozentrale (gegründet 1917),
der Braunschweigische Staatsbank (gegründet 1765),
der Hannoversche Landeskreditanstalt (gegründet 1840) und
der Niedersächsische Wohnungskreditanstalt - Stadtschaft - (gegründet 1918)

hervorgegangen.

Alle Rechte und Verbindlichkeiten der vereinigten Institute sind ohne Abwicklung durch Gesamtrechtsnachfolge auf die Norddeutsche Landesbank Girozentrale übergegangen. Gemäß der durch die Gewährträgerversammlung am 10. August 1970, am 3. Oktober 1972 und am 16. Februar 1993 beschlossenen und veröffentlichten Satzung ist die Norddeutsche Landesbank Girozentrale eine rechtsfähige Anstalt des öffentlichen Rechts mit dem Sitz in Hannover, Braunschweig, Magdeburg und Schwerin. Sitz der Hauptverwaltung ist Hannover.

Nach dem Gesetz zu den Staatsverträgen zwischen dem Land Niedersachsen und dem Land Sachsen-Anhalt über die Norddeutsche Landesbank Girozentrale vom 17. Dezember 1991 sowie zwischen dem Land Niedersachsen, dem Land Sachsen-Anhalt und dem Land Mecklenburg-Vorpommern über die Norddeutsche Landesbank Girozentrale vom 16. Dezember 1992 ist die NORD/LB als Landesbank auch für die beiden neuen Bundesländer etabliert worden.

Die NORD/LB ist berechtigt, Niederlassungen zu errichten und zu unterhalten. Zurzeit werden 10 Haupt-Niederlassungen unterhalten: Braunschweig (zwei), Hannover, Bad Harzburg, Helmstedt, Holzminden, Salzgitter, Seesen, Wolfsburg/Vorsfelde und Wolfenbüttel sowie 109 Niederlassungen.

Ferner werden Niederlassungen in Berlin, Hamburg, Halle, Magdeburg, Schwerin, London, New York, Singapur, Stockholm und Vilnius unterhalten. Die Niederlassungen in Sachsen-Anhalt führen den Zusatz „Mitteldeutsche Landesbank".

Die wichtigsten Bank-Tochtergesellschaften

Die NORD/LB besitzt einen 92,5%-Anteil an der Bremer Landesbank Kreditanstalt Oldenburg Girozentrale, Bremen. Das Finanzergebnis dieser Tochtergesellschaft wird im Konzernabschluss der NORD/LB konsolidiert.

Die Norddeutsche Landesbank Luxembourg S.A. in Luxemburg ist eine hundertprozentige Tochter der NORD/LB, deren Ergebnis ebenfalls im Konzernabschluss konsolidiert wird.

Die NORD/LB ist die Obergesellschaft des NORD/LB-Konzerns.

Aufgabe und Geschäftstätigkeit

Der NORD/LB obliegt nach Maßgabe der Satzung die Aufgabe einer Landesbank und Sparkassenzentralbank sowie einer Geschäftsbank. Sie kann ferner sonstige Geschäfte aller Art betreiben, die den Zwecken der Bank, ihrer Gewährträger sowie den kommunalen Körperschaften in den Ländern dienen. Sie kann besondere wirtschaftliche und finanzpolitische Aufgaben übernehmen. Sie ist berechtigt, Pfandbriefe und Kommunalobligationen und sonstige Schuldverschreibungen auszugeben. Sie führt ihre Geschäfte nach kaufmännischen Grundsätzen unter Beachtung allgemein-wirtschaftlicher Gesichtspunkte. Das Bestreben, Gewinn zu erzielen, hat zurückzutreten, soweit besondere öffentliche Interessen dies erfordern.

Die Geschäftstätigkeit der NORD/LB umfasst folgende Bereiche:

- Bank des Landes Niedersachsen, des Landes Sachsen-Anhalt und des Landes Mecklenburg-Vorpommern
- Zentralbank der niedersächsischen, sachsen-anhaltinischen und mecklenburg-vorpommerschen Sparkassen

NORDDEUTSCHE LANDESBANK GIROZENTRALE

Name, registered offices, functions, business activities and supervisory authorities.

Norddeutsche Landesbank Girozentrale (also referred to as NORD/LB) was established on 1 July 1970 pursuant to § 1 of the Act of 14 May 1970 pertaining to Norddeutsche Landesbank Girozentrale (Lower Saxony law GVBl. p 186) through a merger of

Niedersächsische Landesbank Girozentrale (founded in 1917),
Braunschweigische Staatsbank (founded in 1765),
Hannoversche Landeskreditanstalt (founded in 1840) and
Niedersächsische Wohnungskreditanstalt-Stadtschaft (founded in 1918).

Pursuant to the universal succession, all rights and obligations of the unified financial institutions passed to Norddeutsche Landesbank Girozentrale without prior settlement proceedings. In accordance with the statutes of Norddeutsche Landesbank Girozentrale, which were resolved and published on 10 August 1970, 3 October 1972 and 16 February 1993 by the guarantors at the Owners' Meeting, Norddeutsche Landesbank Girozentrale constitutes a corporation with legal capacity under public law, with registered offices in Hannover, Braunschweig (Brunswick), Magdeburg and Schwerin. The administrative head office is located in Hannover.

Under the terms of the State Treaties agreed on 17 December 1972 between Lower Saxony and Saxony-Anhalt and on 16 December 1992 between Lower Saxony, Saxony-Anhalt and Mecklenburg-Western Pomerania concerning Norddeutsche Landesbank Girozentrale, NORD/LB was also established as the State Bank for the two new Federal States of Saxony-Anhalt and Mecklenburg-Western Pomerania.

NORD/LB is entitled to establish and maintain subsidiaries. It currently operates ten main branches based in Braunschweig (two), Hannover, Bad Harzburg, Helmstedt, Holzminden, Salzgitter, Seesen, Wolfsburg/Vorsfelde and Wolfenbüttel, with a further network of 109 branches.

Branches are also operated in Berlin, Hamburg, Halle, Magdeburg, Schwerin, London, New York, Singapore, Stockholm and Vilnius. The branches located in Saxony-Anhalt have the additional designation: "Mitteldeutsche Landesbank".

Principal banking subsidiaries

NORD/LB holds a stake of 92.5 per cent in Bremer Landesbank Kreditanstalt Oldenburg Girozentrale, Bremen. The financial results of this subsidiary are consolidated in the Group accounts of NORD/LB.

Norddeutsche Landesbank Luxembourg S.A., Luxembourg is a wholly owned subsidiary of NORD/LB, whose results are consolidated in the Group accounts.

NORD/LB is the ultimate parent company of the NORD/LB Group.

Functions and activities

According to its statutes, NORD/LB's functions are those of a State Bank, a central clearing bank for the savings banks and a commercial bank. Furthermore, it may operate other activities of any type, which serve the purposes of the Bank, its guarantor owners and the municipal institutions of the States concerned. NORD/LB may also assume special economic and strategic financial functions. It is entitled to issue Pfandbriefe, municipal bonds and other debentures. The Bank shall conduct its activities in accordance with commercial principles, taking into account general economic considerations. To the extent that particular aspects of public interest so require, profitability must be of secondary importance.

The business activities of NORD/LB encompass the following areas:

- acting in the capacity of Bank of Lower Saxony, Saxony-Anhalt and Mecklenburg-Western Pomerania
- acting in the capacity of the central clearing bank of savings banks located in Lower Saxony, Saxony-Anhalt and Mecklenburg-Western Pomerania

- Geschäftsbank
- Sparkasse im Gebiet Braunschweig
- Landestreuhandstellen

Aufsicht

Die NORD/LB untersteht der Aufsicht des Landes Niedersachsen. Die Aufsicht wird durch das Niedersächsische Finanzministerium im Benehmen mit den Finanzministerien der Länder Sachsen-Anhalt und Mecklenburg-Vorpommern ausgeübt. Die Aufsicht hat sicherzustellen, dass die NORD/LB ihre Aufgaben rechtmäßig und im Interesse der Länder erfüllt. Dabei gilt § 44 des Gesetzes über das Kreditwesen entsprechend.

Organe

Die **Organe** der NORD/LB sind **Vorstand, Aufsichtsrat** und **Gewährträgerversammlung**.

Vorstand

Zurzeit gehören dem Vorstand an die Herren

Dr. h.c. Manfred Bodin, Vorsitzender
Dr. Hannes Rehm, stellvertretender Vorsitzender
Dr. Jürgen Allerkamp
Dr. Gunter Dunkel
Dr. Gerhard Holterhus
Jürgen Kösters
Klaus Schiersmann
Bernd Schuster
Dr. Hans Vieregge

Die Mitglieder des Vorstands sind unter der Anschrift der NORD/LB erreichbar.

Aufsichtsrat

Der Aufsichtsrat überwacht die Geschäftsführung des Vorstandes und besteht aus:

1. dem jeweils zuständigen Mitglied der Landesregierungen der Länder Niedersachsen, Sachsen-Anhalt und Mecklenburg-Vorpommern,
2. Dem Vorsteher des NSGV,
3. 18 weiteren Mitgliedern, die von den Gewährträgern für die Dauer von 4 Jahren nach folgendem Schlüssel berufen werden:
   a) 6 Mitglieder vom Land Niedersachsen,
   b) 1 Mitglied vom Land Sachsen-Anhalt,
   c) 1 Mitglied vom Land Mecklenburg-Vorpommern,
   d) 6 Mitglieder vom NSGV,
   e) 2 Mitglieder vom SBV und
   f) 2 Mitglieder vom SZV.

   Von den vom NSGV berufenen Mitgliedern sollen drei Vertreter der kommunalen Gewährträger – darunter auch ein Vertreter der kommunalen Körperschaften aus dem Bereich der Braunschweigischen Landessparkasse – und drei Vorstandsvorsitzende von niedersächsischen Sparkassen sein. Unter dem vom SBV und vom SZV berufenen Mitgliedern soll jeweils ein Vorstandsvorsitzender einer Sparkasse sein.
4. Vertretern der Bediensteten der Bank, die zusammen den dritten Teil der Mitglieder stellen und in den Aufsichtsrat gemäß dem anzuwendenden Personalvertretungsrecht (§ 22) entsandt werden.

- acting in the capacity of commercial bank
- acting in the capacity as savings bank in the Braunschweig region
- acting in the capacity as regional trustee offices.

Supervisory authorities

NORD/LB is governed by the supervisory authorities of the State of Lower Saxony. Supervision is exercised by the Ministry of Finance of Lower Saxony in consultation with the Ministries of Finance of Saxony-Anhalt and Mecklenburg-Western Pomerania. The supervisory authorities must ensure that NORD/LB duly fulfils its functions in accordance with the law and in the interests of the States. Correspondingly, § 44 of the Banking Act applies.

Governing bodies of NORD/LB

The governing bodies of NORD/LB are the **Management Board**, the **Supervisory Board** and the **Owners' Meeting**.

Management Board

The Management Board is appointed by the Supervisory Board. The current Board members, who can be contacted under the NORD/LB address, are:

Dr. h.c. Manfred Bodin, Chairman
Dr. Hannes Rehm, Deputy Chairman
Dr. Jürgen Allerkamp
Dr. Gunter Dunkel
Dr. Gerhard Holterhus
Jürgen Kösters
Klaus Schiersmann
Bernd Schuster
Dr. Hans Vieregge

Supervisory Board

The Supervisory Board supervises the activities of the Management Board and consists of:

1. the responsible current Minister from each of the State Governments of Lower Saxony, Saxony-Anhalt and Mecklenburg-Western Pomerania.
2. the Chairman of the Savings Banks and Giro Association of Lower Saxony.
3. eighteen further members to be appointed for a term of four years by the guarantor owners as follows:
   a) six members by the State of Lower Saxony
   b) one member by the State of Saxony-Anhalt
   c) one member by the State of Mecklenburg-Western Pomerania
   d) six members by the Association
   e) two members by the Holding Association and
   f) two members by the Mecklenburg Association.

   Three of the members appointed by the Association shall be representatives of the municipal guarantor owners of the savings banks (including one representative of the municipal authorities within the area of the Braunschweigische Landessparkasse) and three shall be Chairmen of the Boards of Management of the savings banks of Lower Saxony. Of the members appointed by the Holding Association and the Mecklenburg Association, one of each shall be the Chairman of the Management Board of a savings bank.
4. representatives of the Bank's employees, who together shall constitute one third of the members and who shall be elected to the Supervisory Board in accordance with the provisions of the Employees' Representation Act (§ 22).

Die Aufsichtsratmitglieder können jederzeit zurücktreten. Sie können von dem Gewährträger, der sie berufen hat, aus wichtigem Grund vorzeitig abberufen werden. Scheidet ein Mitglied vorzeitig aus, ist für den Rest der Amtszeit ein Nachfolger zu berufen.

Aufgaben des Aufsichtsrates

1. Der Aufsichtsrat hat den Vorstand zu beraten und seine Geschäftsführung zu überwachen.
2. Er beschließt, außer den sonst in dieser Satzung genannten Fällen, über
   a) die Bestellung, die Abberufung und die Anstellungsbedingungen der Vorstandsmitglieder,
   b) die allgemeinen Richtlinien für die Geschäfte der Bank,
   c) die Geschäftsordnung für den Vorstand,
   d) die Grundsätze für die Anstellungsverhältnisse der Angestellten,
   e) die Bestimmung des Abschlussprüfers,
   f) die Feststellung des Jahresabschlusses,
   g) das Eingehen von Beteiligungen.

Gewährträgerversammlung

Gewährträger sind das Land Niedersachsen, das Land Sachsen-Anhalt, das Land Mecklenburg-Vorpommern, der Niedersächsische Sparkassen- und Giroverband, der Sparkassenbeteiligungsverband Sachsen-Anhalt und der Sparkassenbeteiligungszweckverband Mecklenburg-Vorpommern.

Die Gewährträgerversammlung entscheidet u.a. über

a) die allgemeinen Grundsätze der Geschäftspolitik,
b) die Zustimmung zur Bestellung des Vorstandsvorsitzenden,
c) die Bestellung von Ausschussmitgliedern, die nicht dem Aufsichtsrat angehören,
d) die Entlastung des Vorstandes und des Aufsichtsrates,
e) die Festsetzung der Vergütung für die Mitglieder des Aufsichtsrates, der Ausschüsse und der Beiräte,
f) die Festsetzung und Änderung des Stammkapitals,
g) die Aufnahme sowie die Festsetzung der Höhe und der Bedingungen sonstigen haftenden Eigenkapitals,
h) die Änderung des Beteiligungsverhältnisses,
i) die Aufnahme anderer juristischer Personen des öffentlichen Rechts in die Bank und die Beteiligung an solchen Einrichtungen sowie die Zusammenlegung der Bank mit anderen öffentlich-rechtlichen Kreditinstituten durch Fusionsvertrag,
j) die Verwendung des Überschusses,
k) die Änderung der Satzung,
l) die Errichtung, Übertragung und Aufgabe von Niederlassungen,
m) die Aufnahme des Bausparkassengeschäfts in Sachsen-Anhalt und Mecklenburg-Vorpommern.

Members of the Supervisory Board may resign at any time. Their appointment may be terminated prematurely for important reasons by the guarantor owner by whom they were appointed. If a member leaves prematurely, a successor must be appointed for the remainder of the former's term of office.

Remit of the Supervisory Board

1. The Supervisory Board is tasked with advising the Management Board and supervising its management functions.
2. In addition to deciding on the cases indicated in the Statutes, the Supervisory Board shall also resolve on the following:
   a) the appointment, dismissal and terms and conditions of employment of members of the Management Board
   b) the general guidelines for business transactions conducted by the Bank
   c) the standing rules of the Management Board
   d) the principles governing the contractual relationship with employees
   e) appointment of the auditors
   f) approval of the annual accounts
   g) the acquisition of participations.

Owners' Meeting

The guarantor owners are Lower Saxony, Saxony-Anhalt, Mecklenburg-Western Pomerania, the Savings Banks and Giro Association of Lower Saxony, the Savings Banks Holding Association of Saxony-Anhalt and the Special Purpose Holding Association of the Savings Banks of Mecklenburg-Western Pomerania.

The Owners' Meeting shall decide on matters including the following:

a) the general principles of commercial strategy
b) approval for appointment of the Chairman of the Management Board
c) appointment of committee members, who do not have a seat on the Supervisory Board
d) formal approval of the actions of the Management and Supervisory Boards
e) determining the remuneration of members of the Supervisory Board, the committees and the advisory boards
f) determining and amending the share capital
g) approval and determination of the level and conditions relating to other liable capital
h) amending the shareholding structure
i) adoption of other public law entities into the Bank and participations in such institutions and merging the Bank with other public sector financial institutions through merger agreements
j) appropriation of profits
k) amending the statutes
l) establishment, transfer and closure of branches
m) introduction of Bauspar business in Saxony-Anhalt and Mecklenburg-Western Pomerania

Kapital

Am Stammkapital der NORD/LB sind das Land Niedersachsen zu 40 v.H., das Land Sachsen-Anhalt zu 10 v.H., das Land Mecklenburg-Vorpommern zu 10 v.H., der Niedersächsische Sparkassen- und Giroverband zu 26 ⅔ v.H., der Sparkassenbeteiligungsverband Sachsen-Anhalt zu 6 ⅔ v.H. und der Sparkassenbeteiligungszweckverband Mecklenburg-Vorpommern zu 6 ⅔ v.H. beteiligt. Die Gewährträgerversammlung kann das Beteiligungsverhältnis ändern. Die Höhe des Stammkapitals setzt die Gewährträgerversammlung fest. Das Stammkapital beträgt unter Berücksichtigung der ausstehenden Einlagen zum 31. Dezember 2001: 375,0 Mio EUR.

Die Entwicklung des Kapitals und der Rücklagen in den letzten fünf Jahren zeigt die nachstehende Aufstellung:

	31. Dezember – in Mio EUR –				
	1997	1998	1999	2000	2001
Kapital					
– gezeichnetes Kapital nach Abzug von ausstehenden Einlagen	337,1	352,8	367,3	375,0	375,0
– Kapitaleinlage gemäß § 21 Abs. 1 Gesetz[1]) über die NORD/LB	51,1	51,1	51,1	51,1	51,1
– sonstige Kapitaleinlage	281,2	281,2	743,3	791,9	1.453,8
Kapitalrücklage	1.156,6	1.181,3	1.185,7	1.197,0	1.203,5
Gewinnrücklagen					
– andere Gewinnrücklagen der Bank	825,7	958,7	1.011,0	1.063,0	1.076,5
– Einlage gemäß § 21 Abs. 2 Gesetz[2]) über die NORD/LB	37,6	37,6	37,6	37,6	37,6
Genussrechtskapital	452,0	452,0	452,0	935,6	1.010,6
	3.141,3	**3.314,7**	**3.848,0**	**4.451,2**	**5.208,1**

Die Genussscheine entsprechen den Anforderungen des § 10 Abs. 5 des Gesetzes über das Kreditwesen.

[1] Bei der Kapitaleinlage gemäß § 21 Abs.1 des Gesetzes über die Norddeutsche Landesbank Girozentrale vom 14.5.1970 handelt es sich um einen vom Niedersächsischen Sparkassen- und Giroverband an das Land Niedersachsen gezahlten Ausgleichsbetrag in Höhe von EUR 51,1 Mio. Dieser Betrag wurde vom Land als besondere Kapitaleinlage in die NORD/LB eingebracht.

[2] Die Einlage gemäß § 21 Abs. 2 des Gesetzes resultiert aus einem Darlehen des Landes an die NORD/LB, das gemäß einer mit Wirkung vom 1.7.1970 zwischen dem Land Niedersachsen und der NORD/LB getroffenen Vereinbarung hinter alle übrigen Gläubigerforderungen gegen die NORD/LB zurücktritt. Das Darlehen wird als Rücklage im Sinne von § 10 Abs. 2 Nr. 5 KWG angesehen.

Share capital and ownership

The State of Lower Saxony holds 40 per cent of the share capital of NORD/LB; Saxony-Anhalt has 10 per cent and the State of Mecklenburg-Western Pomerania owns 10 per cent, with 26 ²/₃ per cent held by the Savings Banks and Giro Association of Lower Saxony; 6 ²/₃ per cent by the Savings Banks Holding Association of Saxony-Anhalt, and 6 ²/₃ per cent by the Special Purpose Holding Association of the Savings Banks of Mecklenburg-Western Pomerania. The Owners' Meeting has the right to amend the shareholding structure and to determine the amount of share capital. As at 31 December 2001, the share capital, including unpaid subscriptions, totalled EUR 375.0 million.

The table below charts the growth of capital and reserves in the past five years.

	31 December in EUR million				
	1997	1998	1999	2000	2001
Capital					
– Subscribed excluding unpaid contributions	337.1	352.8	367.3	375.0	375.0
– Capital contribution under the terms of § 21 para. 1 of law[1] re NORD/LB	51.1	51.1	51.1	51.1	51.1
– Other capital contributions	281.2	281.2	743.3	791.9	1,453.8
Capital reserves	1,156.6	1,181.3	1,185.7	1,197.0	1,203.5
Profit reserves					
– Other profit reserves of the Bank	825.7	958.7	1,011.0	1,063.0	1,076.5
– Capital contribution under the terms of § 21 para. 2 of law[2] re NORD/LB	37.6	37.6	37.6	37.6	37.6
Profit-sharing rights	452.0	452.0	452.0	935.6	1,010.6
	3,141.3	**3,314.7**	**3,848.0**	**4,451.2**	**5,208.1**

Profit-sharing certificates correspond to the requirements of § 10 para. 5 of the Banking Act.

[1] capital contribution provided under § 21 para. 1 of the law of 14.5.70 concerning Norddeutsche Landesbank Girozentrale relating to the consideration totalling EUR 51.1 million paid by the Savings Banks and Giro Association of Lower Saxony to the State of Lower Saxony, which was paid by the State to NORD/LB as a special capital contribution.

[2] This contribution is provided pursuant to § 21 para.2 of the law concerning the Norddeutsche Landesbank Girozentrale, regarding the loan by the State to the Bank under the agreement made between the State of Lower Saxony and NORD/LB on 1.7.70, by which such loan is subordinated to all other creditors of NORD/LB. The loan is regarded as a reserve in the context of § 10 para. 2 no. 5 of the Banking Act.

EU-Diskussion über staatliche Beihilfen – Zusätzliche Informationen

Am 8. Mai 2001 hat die Europäische Kommission Vorschläge gemacht, mit denen die Regierung der Bundesrepublik Deutschland aufgefordert wird, Maßnahmen zu ergreifen, um die Gewährträgerhaftung und Anstaltslast mit den beihilferechtlichen Vorschriften des EG-Vertrages kompatibel zu machen. Gewährträgerhaftung und Anstaltslast sind zwei Formen der Beihilfe, von denen die öffentlich-rechtlichen Kreditinstitute, einschließlich der Emittenten, in der Bundesrepublik Deutschland profitieren.

„Anstaltslast" bedeutet, dass die Solvabilität und die Verpflichtungen der NORD/LB durch die Eigentümer gesamtschuldnerisch kapitalmäßig unterlegt sind. Unter der Anstaltslast sind die Eigentümer gesamtschuldnerisch für die Aufrechterhaltung der wirtschaftlichen Funktionsfähigkeit der NORD/LB verantwortlich und dafür, sie in einem Zustand zu erhalten, der es ihr ermöglicht, jederzeit ihre Aufgaben zu erfüllen, und sie in die Lage zu versetzen, ihren Verpflichtungen bei Fälligkeit nachzukommen.

„Gewährträgerhaftung" bedeutet, wie im Gesetz entsprechend dem Konzept der Gewährträgerhaftung bestimmt, dass die Haftung der Gewährträger für die Verpflichtungen der Emittentin einem Gläubiger den direkten Anspruch gegen die Gewährträger, die gesamtschuldnerisch für die Verbindlichkeiten der NORD/LB verantwortlich sind, geben, wenn die Verbindlichkeiten nicht durch das Vermögen der NORD/LB befriedigt werden können. Diese Haftung ist unbegrenzt und schließt alle Verbindlichkeiten der NORD/LB ein.

Am 17. Juli 2001 sind das Mitglied der Europäischen Kommission, Wettbewerbskommissar Mario Monti, und eine Delegation der deutschen Bundesregierung zu einer Einigung betreffend die wichtigsten Aspekte der von der deutschen Bundesregierung umzusetzenden Maßnahmen gelangt und haben sich ebenfalls über den Prozess und den Zeitplan für die Umsetzung geeinigt, einschließlich der Übergangsvereinbarungen, die durch sogenannte Schlussfolgerungen vom 28. Februar 2002 vervollständigt wurden. Es wurden insbesondere die folgenden „Grandfathering" Grundsätze vereinbart:

1. Das Konzept der Gewährträgerhaftung wird im Anschluss an die nachfolgend beschriebenen Zeiträume des Grandfathering abgeschafft werden.
2. Das Konzept der Anstaltslast wird ab 19. Juli 2005 durch ein mehr den Unternehmensstrukturen von Gesellschaften mit beschränkter Haftung ähnelndes Verhältnis zwischen den entsprechenden Finanzinstituten und ihrem/n jeweiligem/n Eigentümer/n abgelöst werden, unbeschadet der Möglichkeit des Eigentümers, wirtschaftliche Unterstützung in Übereinstimmung mit den beihilferechtlichen Vorschriften des EG-Vertrages zu gewähren.

Verbindlichkeiten, die am 18. Juli 2001, dem Tag der formalen Annahme der Vereinbarung vom 17. Juli 2001 durch die deutschen Behörden, bestehen, werden weiterhin von der wie jetzt bestehenden Anstaltslast und Gewährträgerhaftung bis zum Ende der Laufzeit profitieren. Die Entscheidung der Kommission vom 27. März 2002, mit der sie ihre Entscheidung vom 8. Mai 2001 geändert hat, sieht einen Übergangszeitraum bis zum 18. Juli 2005 vor. Während dieser Frist können die Anstaltslast und Gewährträgerhaftung in ihrer derzeitigen Form aufrechterhalten werden. Mit Ende dieser Übergangszeit wird jede bis dahin bestehende und nach dem 18. Juli 2001 begründete Verbindlichkeit, deren Laufzeit nicht über den 31. Dezember 2015 hinausgeht, weiterhin von Gewährträgerhaftung zur sofortigen Zahlung gedeckt sein, nachdem die Eigentümer ordnungsgemäß schriftlich zum Zeitpunkt der Fälligkeit festgestellt haben, dass eine Erfüllung aus den Vermögenswerten der Bank nicht möglich ist.

Die deutschen Behörden haben die Entscheidung der Kommission vom 27. März 2002 akzeptiert und den jeweiligen Parlamenten Vorschläge zur Gesetzgebung auf Bundes- und Länderebene zur Umsetzung dieser Entscheidung gemacht. Die deutschen Behörden haben zugesagt, dass solche Gesetze bis Ende 2002 verabschiedet werden.

Für die NORD/LB wurde am 22. Mai 2002 ein Staatsvertrag zwischen den Eigentümern der Länder unterschrieben, der in vollem Umfang der Entscheidung der Kommission vom 27. März 2002 gerecht wird, und an die jeweiligen Parlamente zur rechtzeitigen Ratifizierung weitergeleitet wurde. Die NORD/LB erwartet, dass die jeweiligen Parlamente den Staatsvertrag ohne Änderung und unter Einhaltung der in der Entscheidung der Kommission vom 27. März 2002 festgesetzten Frist ratifizieren werden.